February 8, 2011

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-5546

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS SUBMITTED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].”  THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER FILING FOR EASE OF IDENTIFICATION.

Re:                             Sanmina-SCI Corporation
Form 8-K filed November 1, 2010
Form 10-K for the Fiscal Year ended October 2, 2010
Filed November 24, 2010
File No. 000-21272

Dear Mr. Krikorian:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 26, 2011, with respect to the reports referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 8-K filed November 1, 2010

1.                           We note your presentation of non-GAAP financial statements in a table within your Form 8-K. Please explain why you believe this presentation is appropriate. We refer you to Question 102.10 of our Compliance and Disclosure Interpretations relating to non-GAAP financial measures.

We understand the Staff’s concerns relate to the table included on the first page of the earnings release attached to the Form 8-K. That table contains various non-GAAP measures used by management to track and guide the business, which are reconciled to their most comparable GAAP measures later in the release. The information contained in the table is not intended to constitute or to be read as a full profit and loss statement. For example, the table omits a number of line items that investors would look for were the table intended to constitute a full income statement, including cost of sales, operating expenses and income before taxes. Rather, the table contains non-GAAP measures that the Company believes are meaningful in assessing the Company’s financial performance and are arranged in what the Company believes to be a logical order. It should be noted that the table discloses GAAP financial measures above the non-GAAP measures. For these reasons, the Company believes that non-GAAP measures are not given undue prominence in the release.

Form 10-K for the Fiscal Year ended October 2, 2010

Item 3. Legal Proceedings, page 30

2.                           In your response letter, please tell us whether the penalties assessed against you by the non-U.S. governmental entity would have a material effect on your operating results. If so, please tell us what consideration you gave to discussing the impact of these penalties as a known uncertainty in Management’s Discussion and Analysis. Refer to Item 303(a) (3) of Regulation S-K.

The Company hereby confirms that the assessed penalties, as stated and without dismissal, reduction or offset, would have a material effect on the Company’s operating results.  The penalties are based on an assertion that the Company did not comply with bookkeeping rules in accordance with applicable regulations.  The Company has provided documents that it believes demonstrate its compliance with these regulations.  Therefore, the Company does not reasonably expect that the resolution of this matter will have a material impact on income from continuing operations.  Additionally, the Liquidity and Capital Resources section of Management’s Discussion and Analysis includes the following discussion of legal proceedings and claims:  “We cannot accurately predict the outcome of these matters or the amount or timing of cash flows that may be required to defend ourselves or settle such matters.”   In addition, the Company has included additional language regarding this uncertainty in the Legal Proceedings section of its first quarter Form 10-Q recently filed with the Commission.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, p. 34

3.               Your Overview appears to lack a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company’s financial condition and operating results. Please tell us what consideration you have given to expanding this section to address, for instance, the material operational risks and challenges facing you and how management is dealing with these issues both on a short-term and long-term basis. In this regard, we note discussion in your fourth quarter earnings call on November 1, 2010 of issues in your component business that affected your gross margins and your new strategy to shift to higher margin products. We refer to Section III.A of SEC Release No. 33-8350.

For 2010, the Company believes it was appropriate to highlight improved economic conditions in the Overview section of Management’s Discussion and Analysis since this factor was the primary driver of the Company’s significantly improved operating results in 2010 versus those of the prior year.  Additionally, the Company’s primary focus is on leveraging its competitive strengths to successfully execute its strategy, the results of which should include sustainable revenue growth and operating margins that exceed the industry average.  The Company believes cash flow, revenue growth and operating margin are its key financial metrics and that sufficient discussion of each of these metrics is included throughout Management’s Discussion and Analysis.  Lastly, discrete issues that have a material favorable or unfavorable impact on the Company’s results of operations will generally be discussed in the relevant sections of Management’s Discussion and Analysis.  The challenges the Company faced during the fourth quarter of 2010 relating to its components manufacturing services did not materially impact the Company’s annual results of operations and were therefore not discussed in Management’s Discussion and Analysis. Although discrete matters arise during the ordinary course of business that require the attention of management, many of these matters are not deemed to constitute a material operational risk or challenge.  Those deemed to be a material operational risk or challenge will be addressed in the Overview section of Management’s Discussion and Analysis.

Please note that the Company enhanced its Overview in its recently filed Form 10-Q to include a more robust discussion of Management’s assessment of financial condition and results of operations.

Results of Operations

4.                      We note that you identify the end markets that experienced net sales increases, as well as quantified these amounts. However, your current disclosures do not appear to explain to readers why these increases occurred. For example, it is unclear if the increases in net sales in your end markets are due to new customers or increased sales to existing customers. Please tell us how you considered disclosing the factors that caused your net sales to increase as well as the reasonable likelihood that this growth represents a material trend and whether you believe that these factors are indicative of future performance. Refer to Section III.B.3 of SEC Release No. 33-8350.

Generally, as was the case in 2010, a substantial portion of the Company’s net sales are from existing customers.  In 2010, period-to-period fluctuations in sales to existing customers were caused by 1) changes in demand for products the Company has been manufacturing in both periods (i.e., existing programs) and 2) demand for new products in the current period (i.e., new program wins).  This was true for all end markets.  Therefore, the Company believes its disclosure, which indicated that “the increase in net sales was primarily the result of improved demand from customers under existing programs and new program wins”, was sufficient.  In future filings, the Company will ensure that its discussion of net sales fluctuations in each end market is sufficiently detailed and clear.

The Company’s net sales in each end market are dependent on demand for its customers’ products, some of which are being phased out, some of which are just being introduced to the market, some of which are subject to rapid technological change, some of which are still in the early stages of development, and most of which compete against products from many other companies.  Therefore, the Company’s net sales are subject to a high degree of volatility and the Company’s visibility with respect to net sales is generally very limited.   Consequently, it is difficult to discern trends.  Based on information available to the Company at the end of 2010 and continuing uncertainty about the economic recovery, the Company did not believe it was reasonably likely that a material trend existed or that its results of operations for 2010 were indicative of future performance.  In fact, in the first quarter of 2011, the Company’s net sales decreased 1.5% from the fourth quarter of 2010, including decreases in three of the Company’s four end markets.  Because net sales have historically been volatile, the Company indicated in the overview section of Management’s Discussion and Analysis that “we have experienced fluctuations in our results of operations in the past and may continue to experience such fluctuations in the future”.   Additionally, in order to further emphasize this matter, the Company indicated in its most recently filed Form 10-Q that its results of operations for any given period may not be indicative of results to be expected for any future periods.

Notes to Consolidated Financial Statements

Note 8. Commitments and Contingencies

5.                      We note your disclosure regarding the misappropriation of certain payments at one of your locations. In your response, please address the following:

• Tell us about the nature of the misappropriation, including how it was identified;

• We note your disclosure that this misappropriation occurred over numerous years. Please explain in sufficient detail why your internal controls did not detect this misappropriation;

• Explain to us the nature of the reserve of $3.4 million; and

• Tell us how the identified misappropriation impacted your assessment of internal control over financial reporting.

[****]

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed December 10, 2010)

Incentive Compensation

Approval of Fiscal 2010 Incentive Compensation Plan, page 32

6.                      We note that  you have not disclosed your non-GAAP operating margin target for your 2010 Corporate Bonus Plan, although you did disclose the 2009 target in your proxy statement filed on December 18, 2009. Please disclose the 2010 target in your response letter or provide us with your analysis as to why disclosure of the target is not required. Also, we note that you have not disclosed your 2010 inventory turns or free cash flow targets, although information on your inventory turns and cash flow from your operations and investment activities is disclosed in your Form 10-K. Please disclose these 2010 performance targets in your response letter or provide your explanation as to why disclosure is not required. Please note that claims that disclosure of performance targets would cause competitive harm generally are not persuasive when actual performance has been disclosed.

Also, please note that to the extent you are relying on Instruction 4 to Item 402(b) to omit performance target disclosure, you must provide meaningful disclosure of the level of difficulty of attaining such targets. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In this regard, the following disclosure does not appear to sufficiently address the disclosure requirement: “The Committee believed that achievement of the targeted level of performance under the 2010 incentive plan would be moderately difficult to difficult based upon industry-wide and Sanmina-SCI’s internal forecasts.” In future filings please provide detailed support for the level of difficulty you assert in connection with your targets, such as a discussion of the correlation between historical and future achievement of the relevant performance metric.

[****]

7.                      We note that the maximum corporate performance factor under your 2010 Plan appears to have been 180%. Please tell us how you calculated this percentage. For example, clarify whether any of the five pre-established corporate targets were weighed differently in calculating the corporate performance factor. Also, tell us how the actual corporate performance factor of 145% was calculated. Clarify the extent to which each of the preestablished corporate performance targets were met or exceeded.

[****]

Determination of Named Executive Officer Incentive Compensation Under 2010 Plan, page 33

8.                      You indicate that the Compensation Committee has the “ability to adjust each participant’s actual incentive compensation up or down based upon its assessment of individual performance.” Please clarify whether the Compensation Committee’s conclusions regarding each executive’s individual performance were discretionary or based on any qualitative or quantitative factors. Also, please identify each executive officer whose incentive compensation was adjusted for individual performance and tell us the amount of such adjustment. We note your statement in this section that the Compensation Committee “concluded that all of the named executive officers had played a substantial role in implementing [the company’s] new strategy.” However, it appears from the chart on page 33 that Mr. Young’s incentive compensation was adjusted down by approximately $56,000. Please advise.

[****]

Long-Term Equity-Based Incentive Awards, page 34

9.                      You indicate that equity grants to the named executive officers in fiscal 2010 were based, in part, on individual performance. You further indicate that “all qualitative performance objective for fiscal 2010 for the named executive officers as a group had been met.” Yet you do not appear to disclose the foregoing performance objectives. Please provide a detailed qualitative and quantitative description of the individual performance objectives that were used in determining equity grants to your named executive officers in fiscal 2010.

As described on page 35 of the proxy statement, individual performance was only one of five factors used by the Compensation Committee to determine fiscal 2010 equity compensation amounts (the others being impact of the equity amounts on the targeted pay percentile, size of grants made in the prior year, retention value of current holdings and internal pay equity). As suggested by the language cited by the Staff, no individual qualitative performance objectives factors were used to adjust individual named executive officer equity amounts up or down— rather, it was determined that the aggregate package of equity grants was appropriate given management’s overall success in executing the Company’s first profitable year since 2001.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed December 10, 2010)

Security Ownership of Certain Beneficial Owners and Management, page 47

10.                Please tell us the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities, such as Columbia Wanger Asset Management, LP, Wellington Management Company, LLP, and Elm Ridge Management, LLC. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act. Confirm that you will provide this information in future filings.

Pursuant to Instruction 4 of Item 403 of Regulation S-K, we have relied on the most recent filings with the Commission under section 13(d) or 13(g) of the Exchange Act made by Columbia Wanger Asset Management, LP, Wellington Management Company, LLP and Elm Ridge Management, LLC.  Such filings do not disclose any natural person or persons who exercise or share voting and/or investment power with respect to the shares held by these legal entities.  The Company has no reason to believe that the information contained in such filings is incomplete or inaccurate.  At the current time, the Company does not have the information to identify the person(s) requested.  However, at the Staff’s request, the Company will contact Columbia Wanger Asset Management, LP, Wellington Management Company, LLP and Elm Ridge Management, LLC to obtain the requested information.  The Company will provide this information in future filings to the extent it is made available to it by these legal entities or available to it under section 13(d) or 13(g) filings.

Exhibit 23.1

11.                  Please revise to properly evidence the signature of the independent registered public accounting firm that has provided the consent. Please refer to Rule 302 of Regulation ST.

The signed consent of KPMG LLP, the Company’s independent registered accounts, was delivered prior to filing of the Form 10-K, but their conformed signature was inadvertently omitted from the version of the consent filed via EDGAR. The Company will file an amendment to its Form 10-K to include a conformed version of the consent.

* * *

As requested in the Staff’s letter, the Company acknowledges:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (408) 964-3613 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Robert K. Eulau
Robert K. Eulau
Executive Vice President and Chief Financial Officer

cc:	Ryan Rohn, Staff Accountant, SEC
Courtney Haseley, Attorney-Advisor, SEC
Matthew Crispino, Attorney-Advisor, SEC
Michael R. Tyler, Executive Vice President and General Counsel, Sanmina-SCI Corporation